

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Jason Cardew
Chief Financial Officer
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

> **Re: Lear Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 10, 2022**
> **File No. 001-11311**

Dear Mr. Cardew:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing